

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

Mail Stop 3628

April 14, 2010

Via Facsimile (216.583.7119) and U.S. Mail

Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West Second Street
Suite 1100
Cleveland, Ohio 44113-1448

> **Re: Asia Electrical Power International Group Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed on March 11, 2010**
> **File No. 000-5187**
>
> **Schedule 13E-3/A**
> **Filed on March 11, 2010**
> **File No. 005-82544**

Dear Mr. Groedel:

We have reviewed the above filings and have the following comments.

General

1.   As originally requested in our prior comment letter, please provide the statements noted at the end of this letter.

Preliminary Information Statement on Schedule 14C

2.   We note your response to prior comment 2. The disclosure added in response to the comment does not address whether the Company failed to comply with Regulation 14A or Regulation 14C. The second sentence of the last paragraph on page 9 appears to indicate that, at a minimum, corporate action was taken by consent of shareholders, and if so, it is not clear why an information statement on Schedule 14C was not filed each time such action was taken in accordance with Exchange Act Rule 14c-2. Please supplement the disclosure to indicate, if true, that the Company failed to comply with Regulation 14A and/or Regulation 14C, as applicable, and discuss the potential liabilities arising from such failure. Please also discuss the potential liabilities arising from the Company's failure to comply

with the corporate laws of the state of Nevada. Please also consider locating such disclosure more prominently than in its current location following the fairness discussion and preceding the discussion of alternatives to the reverse stock split.

3.   We note your response to prior comment 3. If Ms. Yang is not an affiliate engaged in a going-private transaction, please advise why she is, as a member of the Principal Group, providing the fairness determination required by Item 1014 of Regulation M-A, which imposes such disclosure obligation on filing persons only. If by providing such disclosure Ms. Yang is acknowledging that she is in fact a filing person, we reissue prior comment 3 as to Ms. Yang.

4.   We note the changes made in response to prior comment 5, including the disclosure in the third bullet point on page 1. We remind you of the timing requirements of Exchange Act Rule 14a-16(a)(1) and (2) which require that the Company send the Notice of Internet Availability *forty* calendar days or more prior to the date the written consents of shareholders may be used to effect the going-private transaction. Please advise or revise accordingly.

5.   We note your response to prior comment 11. The Special Committee appears to have relied upon the analysis of Loveman-Curtis with respect to the factors described in clauses (iii) and (v) of Instruction 2 to Item 1014 of Regulation M-A. While the Company and the Principal Group have adopted the analysis and conclusions of the Special Committee, it does not appear they have also adopted the analysis and conclusions of Loveman-Curtis with respect to these two factors. As noted in Question No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981), a reference to an opinion of a financial advisor which analyses the factors set forth in Item 1014 does not satisfy the requirements of Item 1014 unless the Company and Principal Group each expressly adopt the advisor's discussion of these factors. Alternatively, the Board and the Principal Group must discuss these factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

6.   We reissue prior comment 16 with respect to the new disclosure provided in the second bullet point following the second to last paragraph on page 13. Disclosure added in response to the prior comment only addresses the Annual Savings Chart. However, it does not address the Company's internally-generated financial information for the nine months ended September 30, 2009. Please revise accordingly.

7.   We note your response to prior comment 17. Supplement the disclosure to provide more detail regarding the source of the recent going-private transactions data. What companies comprise the Pratt / Mergerstat Review and why were the transactions considered by Loveman-Curtiss appropriate for comparison purposes to the Company's going-private transaction?

8.   We note your response to prior comment 18. Expand the disclosure in the last paragraph on page 14 to discuss in greater detail the "numerous factors" Loveman-Curtis considered in calculating the appropriate LOCD, the "two methods" used by Loveman-Curtis to calculate the LOMD, and the "additional calculations" it performed to determine an aggregate LOCD and LOMD discount of 49%.

9.   We note your response to prior comment 19. It appears that the Company has now chosen to provide the information required by Item 1010(a) and (b) of Regulation M-A rather than incorporate such information by reference and provide the summary information required by Item 1010(c). However, the ratio of fixed charges disclosure does not appear to include all the periods specified in Item 1010(a)(3). Please revise or advise.

Closing Comments

        As appropriate, please amend the filing in response to these comments.

        As previously requested in our prior comment letter and in connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filings.

Howard Groedel, Esq.
Ulmer & Berne LLP
April 14, 2010
Page 4

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       Perry J. Hindin
       Special Counsel
       Office of Mergers & Acquisitions